Pay My Time Limited

30 Percy Street

London W1T2DB

United Kingdom

April 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo, Legal Branch Chief

Re:	Pay My Time Limited
Registration Statement on Form S-1
Filed March 3, 2017
File No. 333-216437

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 30, 2017 addressed to Mr. Thomas Brooks, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Form S-1.

General

1.       We note the language in the first risk factor on page 18; however, you appear to be a shell company as defined in Securities Act Rule 405 because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

COMPANY RESPONSE:

While technically the Company may fall within a part of the definition of “shell company” set forth in Rule 405, the Company and its founders clearly do not exhibit any of the characteristics of the abuses which Rule 405 and Release # 33-8587 were intended to address. Specifically:

●	The Company has a specific business plan which it is fully pursuing. This business plan has been in development for some time and the Company’s strategy for becoming a publicly-reporting company is to facilitate raising capital to pursue its business plan and to have stock which is subject to the public reporting requirements to potentially use in connection with the development and marketing of specific products as detailed in the prospectus.

●	The Company has never sought and has no intent to seek any merger partner or business combination transaction.

●	The founders of the Company have not placed any business assets in the Company with the intent to avoid classification as a “shell company”.

●	While the Company is a startup, development stage company, such status does not automatically imply that it is a shell company (see Release # 33-8869, below).

Footnote 32 to Release # 33-8587 provides the clearest insight into the rationale behind the designation of certain companies as “shell companies”:

“We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”

None of the factors which are detailed in footnote 32 are present here.

The Commission further addressed this issue in Release # 33-8869, specifically in footnote 172:

“Rule 144(i) [the provision of Rule 144 related to shell companies] does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

In addition to the foregoing, the Company has entered into a software development contract including a lengthy technical analysis related to its software; obtained two asset valuations with respect to its development assets; has four patents and three trademarks pending. This is all inconsistent with the attributes of a shell company.

Notwithstanding the foregoing, and without acknowledging that the Company is a “shell company”, the Company has amended its disclosure to include a specific risk factor that the Company could be determined to be a “shell company” and to describe the implications of such status.

While the Company maintains that it is not a shell company, it nonetheless has enhanced its disclosure in the highlighted risk factor to include the concerns detailed in your comment.

Cover page

2.       Please delete the tabular presentation, which is not appropriate in the context of an offering to be conducted on a no-minimum basis. Additionally, given the “no minimum” nature of the offering, supplement the disclosure on pages 10 and 20 to reflect assumed completion of 10%, 25%, 50% and 75% of the proposed offering, rather than assuming that all of the securities being offered will be sold.

COMPANY RESPONSE:

We have deleted the tabular presentation on the Cover Page and have revised the disclosure on page 10 to reflect assumed completion of 10%, 25%, 50% and 75% of the proposed offering. We have deleted the disclosure on page 20 as it is duplicative of the disclosure on page 10.

3.       Please clarify how you considered the sale of 1 million shares by selling shareholders in determining the termination date of this offering.

COMPANY RESPONSE:

These shares were included in the prospectus in order to provide shares available for “float” at the time the shares of the Company become publicly traded and to meet applicable listing requirements of various exchanges, including the NYSE MKT. In fact, these shareholders would not intend to sell shares for any other purpose.

The Company

Initial Capital Formation, page 9

4.       Please clarify your reference to requiring additional funding to finance film projects as this appears to be inconsistent with the company’s proposed business plan.

COMPANY RESPONSE:

This language was a typographical error and has been deleted.

Risk Factors, page 10

5.       Please add risk factor disclosure that your two largest shareholders hold a controlling interest in the company.

COMPANY RESPONSE:

We have added a risk factor disclosing that the Company’s two largest shareholders hold a controlling interest in the Company.

W e were fo rmed in De ce mber 2014…, pa ge 11

6.        Please revise the reference to regular sales to disclose that you have not had any sales.

COMPANY RESPONSE:

We have revised this risk factor to disclose that we have not had any sales to date.

Our offic ers and dir ector s devote limited time to the Compan y’ s bus iness…, page 12

7.       Please disclose the number of hours per week your officers will devote to the company’s business.

COMPANY RESPONSE:

We have amended our disclosure to state that each of the directors of the Company expect to devote ten (10) hours per week to the Company’s business.

The availabilit y o f a la r ge number of authoriz ed but unissued shares…, pa ge 15

8.       You disclose that as of December 31, 2016 you have 3 million shares outstanding. If you sell the 500,000 shares offered by you, then you will no longer have shares available for issuance. Please revise this risk factor accordingly.

COMPANY RESPONSE:

We have revised our risk factor to disclose and discuss the fact that following the sale of the 500,000 shares offered by the Company, the Company will continue to have an unlimited number of shares which it may issue in the future. In addition, we have amended our disclosure on page 31 under “Description of Securities” to state that the Company’s authorized capital is unlimited. The prior statement in this section that “Our authorized shares consists of 3,500,000 ordinary shares” was not correct.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Operations

Overview, page 24

9.       Please revise your statement that you have not generated material revenues to disclose that you have not generated any revenues.

COMPANY RESPONSE:

We have revised our disclosure to state that we have not generated any revenues.

Plan of Operation, page 24

10.       Please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

COMPANY RESPONSE:

We have revised our disclosure to provide detail with respect to the milestones and dates thereof which the Company plans to address and the resources required and challenges with respect to meeting these milestones.

11.       Please reconcile the last sentence in this section with your disclosure on page 8, which states that you intend to begin rolling out your products and services in the fourth quarter of 2017.

COMPANY RESPONSE:

We have amended the last sentence of this section to be consistent with our disclosure on page 8.

Directors and Executive Officers, page 28

12.       Please disclose the nature of the activities performed by Mr. Brooks for each entity with which he is involved. In addition, for all executive officers, disclose the dates within the past five years that they worked for each respective entity. Refer to Item 401(e)(1) of Regulation S-K.

COMPANY RESPONSE:

We have amended our disclosure to meet the requirements of 401(e)(1) of Regulation S-K.

Related Transactions, page 30

13.       Please tell us why you concluded that the patent purchase and services provided by four directors that you describe on page F-12 are not required to be disclosed or revise. Refer to Item 404 of Regulation S-K.

COMPANY RESPONSE:

We have included the related party matters detailed on Page F-12 in the Related Transactions detailed on page 30.

Item 12. Recent Sales of Unregistered Securities, page 38

14.       Please provide the date and amount of securities sold during the past three years. Also disclose the consideration. Refer to Item 701 of Regulation S-K.

COMPANY RESPONSE:

We have amended Recent Sales of Unregistered Securities to be consistent with the requirements of Item 701 of Regulation S-K.

Exhibits, page 40

15.       Please file the bylaws of the company as an exhibit to your registration statement. Refer to Item 601(b)(3)(ii) of Regulation S-K.

COMPANY RESPONSE:

As a U.K. public limited company, the Company does not have any By-Laws or the equivalent per se.

16.        Please file as Exhibit 21 a list of your significant subsidiaries.

COMPANY RESPONSE:

We have added Exhibit 21 which is a list disclosing that PMTP, Sa, a Swiss company, is the sole subsidiary of the Company.

Exhibit 5.1

17.       Please submit a revised legality opinion that separately opines on the shares that are being offered by the selling shareholders and the company. In this regard, the opinion should state that selling shareholder shares were validly issued and are fully paid and non-assessable.

COMPANY RESPONSE:

We have submitted a revised legality opinion that includes a separate opinion for each of the shares being sole by the Company and the selling shareholders, including the opinion that the selling shareholder shares are fully paid and non-assessable.

On behalf of the Company, we acknowledge that:

●      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●      the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Pay My Time Limited,

By:	/S/ Thomas Brooks
Thomas Brooks

Chief Executive Officer

cc: Robert L. B. Diener, Esq.